SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

SEAPORT ENTERTAINMENT GROUP INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

812215200

(CUSIP Number)

Steve Milankov, Esq.
Pershing Square Capital Management, L.P.
787 Eleventh Avenue, 9th Floor
New York, New York 10019
(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812215200

1	NAME OF REPORTING PERSON
Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
2,094,673
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
2,094,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,094,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 8-K.

CUSIP No. 812215200

1	NAME OF REPORTING PERSON
Pershing Square Holdco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
2,094,673
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
2,094,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,094,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 8-K.

CUSIP No. 812215200

1	NAME OF REPORTING PERSON
Pershing Square Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
2,094,673
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
2,094,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,094,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 8-K.

CUSIP No. 812215200

1	NAME OF REPORTING PERSON
PS Holdco GP Managing Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
2,094,673
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
2,094,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,094,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 8-K.

CUSIP No. 812215200

1	NAME OF REPORTING PERSON
William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
NONE
	8	SHARED VOTING POWER
2,094,673
	9	SOLE DISPOSITIVE POWER
NONE
	10	SHARED DISPOSITIVE POWER
2,094,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,094,673
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	This calculation is based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 8-K.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Seaport Entertainment Group Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 199 Water Street, 28th Floor, New York, NY 10038.

The Reporting Persons (as defined below) beneficially own an aggregate of 2,094,673 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 37.9% of the outstanding shares of Common Stock, based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Issuer’s Form 8-K filed on August 1, 2024 (the “Form 8-K”).

Item 2. Identity and Background

(a), (f) This statement is being filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”);

(ii) Pershing Square Holdco, L.P., a Delaware limited partnership (“PS Holdco”);

(iii) Pershing Square Holdco GP, LLC, a Delaware limited liability company (“PS Holdco GP”);

(iv) PS Holdco GP Managing Member, LLC, a Delaware limited liability company (“ManagementCo”); and

(v) William A. Ackman, a citizen of the United States of America (together with PSCM, PS Holdco, PS Holdco GP and ManagementCo, the “Reporting Persons”).

The Reporting Persons entered into a joint filing agreement, dated as of August 7, 2024, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership (“PSLP”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PSI”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PSLP and PSI, the “Pershing Square Affiliated Funds”).

PS Holdco’s principal business is primarily to serve as a holding company for the business of PSCM.

PS Holdco GP’s principal business is to serve as the sole general partner of PS Holdco.

ManagementCo’s principal business is to serve as the sole member of PS Holdco GP and other Pershing Square entities.

The principal occupation of William A. Ackman is to serve as (i) the Chief Executive Officer of PSCM, (ii) a director of PS Holdco GP and (iii) a member of ManagementCo.

The name, business address, present principal occupation and citizenship of each member of ManagementCo are set forth in Schedule I hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 31, 2024, pursuant to a Separation and Distribution Agreement, dated as of July 31, 2024, between the Issuer and Howard Hughes Holdings Inc., a Delaware corporation (“HHH”), HHH completed its separation into two independent publicly traded companies, HHH and the Issuer, by distributing (at no charge) to each HHH stockholder one share of Common Stock for every nine shares of HHH common stock held by such HHH stockholder (rounded down to the nearest whole number). The Pershing Square Affiliated Funds acquired the Subject Shares as a result of this distribution and, accordingly, no consideration was paid by any Reporting Person as part of this acquisition.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated herein by reference as if restated in full.

The Issuer intends to distribute (at no charge) to holders of Common Stock transferable subscription rights (“Subscription Rights”) to purchase on a pro rata basis up to an aggregate of 7,000,000 shares of Common Stock at a cash subscription price of $25 per whole share (the “Rights Offering”). Rights holders who fully exercise their Subscription Rights shall also be entitled to, on a pro rata basis, subscribe for additional shares of Common Stock that remain unsubscribed in the Rights Offering as a result of any unexercised Subscription Rights (the “Over-Subscription Right”). No consideration shall be paid by any Reporting Person as part of such acquisition of Subscription Rights.

In connection with the Rights Offering, the Pershing Square Affiliated Funds entered into a standby purchase agreement (the “Standby Purchase Agreement”) with HHH and the Issuer on July 18, 2024 (as amended by the First Amendment to Standby Purchase Agreement, dated as of July 23, 2024), pursuant to which the Pershing Square Affiliated Funds have agreed, severally and not jointly, to exercise (i) their pro rata Subscription Rights with respect to the Rights Offering and (ii) their Over-Subscription Right with respect to any and all shares that are otherwise not purchased in the Rights Offering upon the expiration thereof at the Rights Offering price of up to $175 million in the aggregate. To the extent that other holders of Common Stock do not exercise their pro rata Subscription Rights in the Rights Offering, the Standby Purchase Agreement could result in the Pershing Square Affiliated Funds owning a significantly higher percentage of Common Stock than they hold immediately following the distribution.

The Standby Purchase Agreement includes customary closing conditions, including that there will not have been a material adverse effect on the Issuer’s business. The obligations of the Pershing Square Affiliated Funds under the Standby Purchase Agreement will expire on October 25, 2024, or approximately 90 days from the date of the Standby Purchase Agreement. Additionally, the Standby Purchase Agreement provides that the Pershing Square Affiliated Funds will not be paid any fee or other consideration for providing the standby commitment, although the Issuer has agreed to reimburse the Pershing Square Affiliated Funds for certain reasonable out of pocket expenses.

Under the Standby Purchase Agreement, the Pershing Square Affiliated Funds and Issuer also agreed to enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide the Pershing Square Affiliated Funds with certain rights, including, under certain circumstances and subject to certain restrictions, rights with respect to the registration of its shares of Common Stock under the Securities Act of 1933 (the “Securities Act”), including customary demand and piggyback registration rights. Any request for registration under a demand registration must cover shares with an aggregate fair market value of at least $25 million. The Pershing Square Affiliated Funds will be entitled to request an unlimited number of underwritten offerings but the Issuer will not be obligated to undertake more than one such underwritten offering in any twelve-month period. Under the Pershing Square Affiliated Funds’ “piggyback” registration rights, the Issuer will provide notice to the Pershing Square Affiliated Funds if it proposes to register securities under the Securities Act, whether for an offering by the Issuer or for the account of other security holders, and the Pershing Square Affiliated Funds will have the right to require that the Issuer include shares of the Pershing Square Affiliated Funds or their affiliates in such registration, subject to customary marketing and other limitations.

The Pershing Square Affiliated Funds will also have the right to nominate one individual to serve on the Issuer’s board of directors (the “Board”); and, if the Issuer were to increase the size of the Board to more than five directors, the Pershing Square Affiliated Funds will have the right to nominate individuals representing at least 20% of the total number of directors. The Issuer’s obligations under the provisions of the Investor Rights Agreement related to nomination rights will terminate on the date on which the Pershing Square Affiliated Funds no longer beneficially own at least 10% of the total outstanding shares of Common Stock.

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

Anthony F. Massaro, who was appointed to the Board as the representative of the Pershing Square Affiliated Funds, may engage in discussions with the Issuer and Issuer’s management and Board, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the Board, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, tax considerations for investors in the Pershing Square Affiliated Funds, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

PSCM, as the investment adviser to the Pershing Square Affiliated Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the indirect sole owner of PSCM, PS Holdco may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the sole general partner of PS Holdco, PS Holdco GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the sole member of PS Holdco GP, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As (i) the Chief Executive Officer of PSCM, (ii) a director of PS Holdco GP and (iii) a member of ManagementCo, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date hereof and as a result of the distribution, the following persons listed on Schedule I beneficially own shares of Common Stock: (i) Halit Coussin beneficially owns 2 shares of Common Stock, (ii) Michael Gonnella beneficially owns 33 shares of Common Stock, (iii) Ben Hakim beneficially owns 3 shares of Common Stock, and (iv) Ryan Israel beneficially owns 107 shares of Common Stock, representing, in the case of each of (i) through (iv) less than 0.01% of the outstanding shares of Common Stock, based on 5,521,884 shares of Common Stock outstanding as of July 31, 2024, as reported in the Form 8-K. Other than as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially owns any shares of Common Stock.

(c) Other than as set forth herein, no reportable transactions in the Common Stock were effected by any Reporting Person, or the knowledge of the Reporting Persons, any of the persons listed on Schedule I within the last 60 days.

(d) The Pershing Square Affiliated Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 and Item 5 is incorporated herein by reference as if restated in full.

Item 7. Materials to be Filed as Exhibits

The information set out in the Index to the Exhibits is incorporated herein by reference as if restated in full.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO, L.P.
By: Pershing Square Holdco GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PS HOLDCO GP MANAGING MEMBER, LLC

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

/s/ William A. Ackman
WILLIAM A. ACKMAN

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of August 7, 2024, among PSCM, PS Holdco, PS Holdco GP, ManagementCo and William A. Ackman.

Exhibit 99.2	Standby Purchase Agreement, dated as of July 18, 2024, among HHH, Issuer, PSH, PSLP and PSI (incorporated by reference to and attached as Exhibit 10.5 of the Issuer’s Form 10 filed on July 23, 2024).

Exhibit 99.3	First Amendment to Standby Purchase Agreement, dated as of July 23, 2024, among HHH, Issuer, PSH, PSLP and PSI (incorporated by reference to and attached as Exhibit 10.29 of the Issuer’s Form 10 filed on July 23, 2024).

Exhibit 99.4	Form of Investor Rights Agreement among PSH, PSLP, PSI, Issuer and the other parties thereto from time to time (incorporated by reference to and attached as Exhibit 10.6 of the Issuer’s Form 10 filed on July 23, 2024).

SCHEDULE I

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

William A. Ackman	Chairman and Chief Executive Officer of Pershing Square Capital Management, L.P.

Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.

Nicholas Botta	Vice Chairman of Pershing Square Capital Management, L.P.

Ben Hakim	President of Pershing Square Capital Management, L.P.

Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.

Halit Coussin	Chief Legal Officer of Pershing Square Capital Management, L.P.